Exhibit 99.1

JinkoSolar Announces Rescheduling of the 2012 Annual General Meeting Date

SHANGHAI, October 10, 2012 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a leading global solar power product manufacturer, today announced that the Company’s annual general meeting of shareholders has been rescheduled for November 20, 2012 at 10:00 a.m. (Beijing time) at Youlan, 3/F Parkview Hotel, No. 555 Dingxiang Road, Pudong New District, Shanghai, P.R. China. The record date for the meeting has also been changed to October 15, 2012 (New York time) and all shareholders of the Company as of the close of business on October 15, 2012 (New York time) will be entitled to vote at the annual general meeting or any adjournment or postponement thereof.

About JinkoSolar

JinkoSolar is a leading solar power product manufacturer with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai, China; Munich, Germany; Bologna, Italy; Montpellier, France; Zug, Switzerland; San Francisco, U.S.; Queensland, Australia; Ontario, Canada and Singapore.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2GW each for silicon wafers, solar cells and solar modules as of June 30, 2012. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including in Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China and other countries and regions.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6061 1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86 10 5826 4939

Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1 480 614 3003

Email: jbloker@christensenIR.com